Exhibit No. 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pre-tax income from continuing operations(a)	$1,993	$2,078	$1,421	$1,169	$723
Fixed charges	883	797	1,382	1,159	1,433
Distributed income of equity investees	195	147	893	473	140
Deduct:
Preference security dividend requirements of consolidated subsidiaries	—	—	27	27	31
Interest capitalized(b)	93	71	56	23	18

Total earnings (as defined for the Fixed Charges calculation)	$2,978	$2,951	$3,613	$2,751	$2,247

Fixed charges:
Interest on debt, including capitalized portions	$834	$756	$1,311	$1,096	$1,365
Estimate of interest within rental expense	49	41	44	36	37
Preference security dividend requirements of consolidated subsidiaries	—	—	27	27	31

Total fixed charges	$883	$797	$1,382	$1,159	$1,433

Ratio of earnings to fixed charges	3.4	3.7	2.6	2.4	1.6

(a)	Excludes minority interest expense and income or loss from equity investees.
(b)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.